April 12, 2021

VIA EDGAR – FORM DEL AM

Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Delaying Amendment for Clough Global Equity Fund
Registration Statement on Form N-2 (File No. 333-254016)

Ladies and Gentlemen:

Pursuant to Rule 473 under the Securities Act of 1933, as amended (the “Securities Act”), the Registrant is hereby filing a delaying amendment with respect to the Registration Statement on Form N-2 (File No. 333-254016) (the “Registration Statement”) relating to the proposed shelf offering of Clough Global Equity Fund. The Registration Statement was filed with the Securities and Exchange Commission (the “Commission”) on March 9, 2021, pursuant to Rule 415 under the Securities Act.

The Registrant hereby amends the Registration Statement to delay its effective date until the Registrant shall file a further amendment that specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

Pursuant to the requirements of the Securities Act and Rule 478 thereunder, this delaying amendment has been signed on behalf of the Registrant on April 9, 2021. No fees are required in connection with this filing. If you have any questions or comments in connection with this delaying amendment, please call Clifford J. Alexander at (703) 380-8500.

Sincerely,

CLOUGH GLOBAL EQUITY FUND

/s/ Sareena Khwaja-Dixon

Name: Sareena Khwaja-Dixon

Title: Secretary